UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2026	Commission File Number: 001-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated February 27, 2026: Fairfax Completes C$650 Million Senior Notes Offering

99.2	Ninth Supplemental Indenture dated February 27, 2026, among Fairfax Financial Holdings Limited, The Bank of New York Mellon and Computershare Advantage Trust of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: February 27, 2026	By:	/s/ Derek Bulas
		Name:	Derek Bulas
		Title:	Vice President, Chief Legal Officer and Corporate Secretary